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                                                                     Exhibit 4.2
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                           COLONIAL PROPERTIES TRUST

                             DECLARATION OF TRUST

                             Dated August 21, 1995


          SECTION 8.4  Indemnification.  The Trust shall indemnify (i) its
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Trustees and officers, whether serving the Trust or at its request any other entity, to the full extent required or permitted by the laws of the State of Alabama applicable to business corporations now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by such laws, and (ii) the Shareholders and other employees and agents of the Trust to such extent as shall be authorized by the Trustees or the Bylaws and as permitted by law. Nothing contained herein shall be construed to protect any Person against any liability to the extent such protection would violate Alabama statutory or decisional law applicable to real estate investment trusts organized under the Act or any successor provision. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Trustees may take such action as is necessary to carry out these indemnification provisions and are expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of this Declaration of Trust or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.